UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49737

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/01/24__ AND ENDING __10/31/25__

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __NORTHERN CAPITAL SECURITIES CORPORATION__

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__50 HIGH STREET__   __4TH FLOOR__

                                 (No. and Street)

__NORTH ANDOVER__   __MA__   __01845__

   (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__DAVID OLDAKER__   __978-824-2601__   __DGO@NORTHERNCAPITAL.COM__

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__LARRY LIBERFARB, PC__

                   (Name – if individual, state last, first, and middle name)

__11 VANDERBILT AVENUE #220__   __NORWOOD__   __MA__   __02062__

(Address)   (City)   (State)   (Zip Code)

__1/10/2006__   __2560__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID OLDAKER , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION , as of 10/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HAYBERT J. ZADOURIAN
Notary Public
Massachusetts
My Commission Expires
May 8, 2026

Signature:

Title:
PRESIDENT

Notary Public

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2025

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northern Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northern Capital Securities Corporation's management. Our responsibility is to express an opinion on Northern Capital Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northern Capital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I) and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Northern Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Northern Capital Securities Corporation's management. Our audit procedures included determining whether the

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Northern Capital Securities Corporation's auditor since 1996.

Norwood, Massachusetts

December 2, 2025

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2025

ASSETS

Cash	$ 1,577,560
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	563,802
Right-of-use asset - operating lease	259,268
Furniture and fixtures, at cost, less accumulated depreciation of $216,078	12,919
Other assets	39,335
	$ 2,552,884

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Operating lease liability	$ 259,268
Accounts payable, accrued expenses, and other liabilities	1,305,307
	1,564,575
Stockholders' equity:	
Common stock, authorized 1,000 shares,	
issued 100 shares	63,552
Additional paid-in capital	25,000
Retained earnings	945,016
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholders' equity	988,309
	$ 2,552,884

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended October 31, 2025

Revenues:	
Commissions	$ 6,036,802
Other income	8,277
	6,045,079
Expenses:	
Clearing expenses	675,474
Employee compensation and benefits	3,007,412
Owners compensation and benefits	1,080,000
Communications and data processing	941,029
Occupancy	105,000
Other expenses	195,946
	6,004,861
Income before income taxes	40,218
Income taxes (refund)	(2,901)
Net income	$ 43,119

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended October 31, 2025

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2024	$ 63,552	$ 25,000	$ (45,259)	$ 901,897	$ 945,190
Net income	-	-	-	43,119	43,119
Shareholder distributions	-	-	-	-	-
Balance at October 31, 2025	$ 63,552	$ 25,000	$ (45,259)	$ 945,016	$ 988,309

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2025

Cash flows from operating activities:		
Net income	$	43,119
Adjustments to reconcile net income		
to net cash used for operating activities:		
Depreciation		6,812
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers and clearing organizations		16,040
Increase in other assets		(8,588)
(Decrease) increase in operating liabilities:		
Increase in accounts payable and accrued expenses		242,122
Net cash provided by operating activities		299,505
Cash flows from investing activities		
Purchase of furniture and fixtures		(12,478)
Cash flows from financing activities		
None		-
Increase in cash		287,027
Cash at beginning of the year		1,290,533
Cash at end of the year	$	1,577,560
Supplemental cash flow disclosures:		
Income tax payments	$	0
Interest expense	$	0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a registered investment advisor with the Massachusetts Securities Division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brokerage Commissions

Riskless principal income is earned from the markup/markdown of customer buy/sell orders. All riskless principal transactions are executed in the marketplace and placed in the Company's riskless principal account. Riskless principal income and related clearing charges are recorded on the trade date basis.

Commissions are earned when the Company fills orders from customer requests to purchase certain securities. As buyers and sellers are found, each individual transaction price is negotiated.

The Company follows the guidance provided by ASC Topic 940, Financial Services - Brokers and Dealers, in that it believes that its performance obligations are satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer and that no contract liability balances exist either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

The Company clears all securities transactions through its riskless principal account at RBC Capital Markets LLC on a fully disclosed basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $2,695 for the fiscal year ending October 31, 2025.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Fixtures

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the stockholders, and reported on their individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND FIXTURES

Cost	$ 228,997
Less: Accumulated depreciation	216,078
	$ 12,919

Depreciation expense for the year ended October 31, 2025 was $6,812.

NOTE 4 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at October 31, 2025, consist of the following:

Cash in an account held at clearing broker	$ 534,511
Unsettled trades	29,291
	$ 563,802

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $936,055 which was $836,055 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.39 to 1.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2025 the Company contributed $0 for employees to the plan.

NOTE 7 - LONG TERM LEASES

The Company adopted FASB ASC 842, Leases effective July 1, 2022. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable of otherwise the Company uses its incremental borrowing rate.

Cash paid for amounts included in the measurement of lease liability consists of operating cash flows from the operating lease amounted to $96,192.

The Company leases its operating facility under an operating lease expiring June 30, 2028.

Right-of use asset	$ 290,830
Less accumulated amortization	(31,562)
	$ 259,268

Operating lease liability	
Total lease payments	$ 290,830
Less interest	(1,996)
Less lease payments	(29,566)
	$ 259,268

NOTE 7 – LONG TERM LEASES (CONTINUED)

Minimum future lease payments for
non-cancelable operating lease

2026	$95,411
2027	97,695
2028	66,162
	$259,268

NOTE 8 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 9 – COMMITMENTS AND CONTINGENCIES

As of October 31, 2025, there were no material contingencies or guarantees that require disclosure.

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, buying and selling securities to or for customers.

The accounting policies for fees are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on the net income that is reported on the income statement. The measurement of the segment assets is reported on the balance sheet as total assets.

NOTE 10 - SEGMENT REPORTING (CONTINUED)

The chief operating decision maker uses net income to evaluate income generated from the segment assets (return of assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue from North America. The chief decision maker is the chief executive officer.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 2, 2025, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2025

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

OCTOBER 31, 2025

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$1,305,307	
NET CAPITAL:		
Common stock		$ 63,552
Additional paid-in capital		25,000
Retained earnings		945,016
Treasury stock		(45,259)
		988,309
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(39,335)
Furniture and fixtures		(12,919)
Net Capital, as defined		936,055
NET CAPITAL REQUIREMENT		$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 836,055
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.39 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
FOCUS Report	$ 919,945
Net audit adjustments	16,110
Decrease in non-allowables and haircuts	-
Net capital per above	$ 936,055

See Independent Auditor's Report.

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2025

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northern Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northern Capital Securities Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Northern Capital Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Northern Capital Securities Corporation stated that Northern Capital Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Northern Capital Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Capital Securities Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
December 2, 2025

NORTHERN CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2025

Northern Capital Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3(k) throughout the most recent fiscal year without exception.

_____

David G. Oldaker, Chief Executive Officer